Filed by Zoran Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Oak Technology, Inc.
Commission File No.: 0-25298

Zoran Corporation	Oak Technology
Karl Schneider	John Edmunds
Chief Financial Officer	Chief Financial Officer
(408) 919-4111	(408) 523-6510
ir@zoran.com	johnedmunds@Oaktech.com

The Global Consulting Group:	Media and Industry Analysts
Bonnie McBride (Investors)	Charles Cheng
(415) 388-1635	(408) 523-6750
bmcbride@hfgcg.com	charlescheng@oaktech.com

Company Web Site:
www.zoran.com	www.oaktech.com

Zoran-Oak Proposed Merger Hart-Scott-Rodino Waiting Period Expires

SANTA CLARA and SUNNYVALE, Calif. (June 24, 2003) — Zoran Corporation (Nasdaq NM:ZRAN), a leading provider of digital solutions-on-a-chip for the DVD and digital camera markets, and Oak Technology, Inc. (Nasdaq NM:OAKT), a leading provider of embedded solutions for the HDTV and digital imaging markets, today announced that the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act regarding antitrust issues expired at 11:59 p.m. Eastern Time on June 23, 2003. This satisfies U.S. pre merger notification requirements for the proposed merger between Zoran and Oak.

On May 5, 2003, Zoran and Oak announced an agreement in which Oak would merge with a subsidiary of Zoran subject to the satisfaction of certain conditions. The expiration of the Hart-Scott-Rodino waiting period was one condition to completion of the merger.

About Zoran

Zoran Corporation, based in Santa Clara, California, is a leading provider of digital solutions-on-a-chip for applications in the growing consumer electronics markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio, video, and imaging applications. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DVD products and digital cameras have received recognition for excellence and are now in millions of homes worldwide. With headquarters in the U.S. and operations in Canada, China, Hong Kong, Israel, Japan, Korea and Taiwan, Zoran may be contacted on the World Wide Web at www.Zoran.com or at 408-919-4111.

About Oak

Oak Technology, Inc., a leading provider of solutions for the storage, manipulation and distribution of digital content, is committed to driving the emerging world of connected consumer appliances. The company’s fully integrated products and technologies target two key markets: digital imaging (advanced copiers, printers, faxes, scanners and

MFPs) and digital home entertainment (digital TV, HDTV and PVRs). Founded in 1987, Oak is headquartered in Sunnyvale, California, and has sales offices, design centers and research facilities in Japan, Korea, Taiwan, the U.K., Germany and the U.S. The company trades on the Nasdaq Stock Exchange under the symbol OAKT. Additional information about Oak and its digital solutions can be found at www.oaktech.com.

In connection with the proposed transaction, Zoran Corporation and Oak Technology, Inc. filed a joint proxy statement/prospectus with the Securities and Exchange Commission on Form S-4 on June 10, 2003.  At such time the SEC declares the joint proxy statement/prospectus to be effective, Zoran and Oak will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus carefully when each document becomes available because it contains important information about the proposed merger.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Zoran Corporation and Oak Technology, Inc. with the SEC at the SEC’s web site at www.sec.gov.  Copies of the joint proxy statement/prospectus and other documents filed by Zoran Corporation with the SEC may also be obtained free of charge from Zoran Corporation by directing a request to Zoran Corporation, Attention: Karl Schneider, Chief Financial Officer, (408) 919-4111.  Copies of the joint proxy statement/prospectus  and other documents filed by Oak Technology, Inc. with the SEC may also be obtained free of charge from Oak Technology, Inc. by directing a request to Oak Technology, Inc., Attention: John Edmunds, Chief Financial Officer, (408) 523-6510.

Zoran and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zoran and Oak in favor of the transaction. A list of the names of Zoran’s executive officers and directors, and a description of their respective interests in Zoran, are set forth in the proxy statement for Zoran’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2002. Investors and security holders may obtain additional information regarding the interests of Zoran’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus.

Oak and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Zoran and Oak in favor of the transaction. A list of the names of Oak’s executive officers and directors, and a description of their respective interests in Oak, are set forth in the proxy statement for Oak’s 2002 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2002. Investors and security holders may obtain additional information regarding the interests of Oak’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus.